<u>**Younis Zubchevich Bio**</u>

Younis Zubchevich: Mr. Zubchevich's career began in international banking 1978. It evolved to the securities business as a registered person from 1992 through 2006 as a Series 24 qualified Principal. From 2000 through 2006, he was principal in his own registered firm. Mr. Zubchevich identified private financing sources for companies with capital requirements ranging from $1 million to $10 million. Mr. Zubchevich has served as Senior Investment Banker overseeing the execution of various public and private financings. He had been President and Chairman of both Gryphon Financial Securities Corp. a NASD member and SEC registered broker-dealer, and its parent York Avenue Holding Corp. since May 2000. Prior to the establishment of the Broker Dealer, Mr. Zubchevich was employed briefly as an Executive Vice President at Hornblower Capital Securities Corp., where he completed a $5.6 million private offering. From June 1997 to December 1998, he served as Executive Vice President and Director of Capital Markets at AIBC Investment Services Corporation, a New York based investment bank and broker-dealer. He was responsible for the capital markets group which financed several companies in the technology space.

From 1986 to 1990 Mr. Zubchevich was a Vice President at Bahrain International Bank ("BIB") and Kuwait Asia Bank in the Middle East where he managed the Marketing and Investment Banking Departments which had net capital in excess of $250 million and $100 million respectively. Prior to that Mr. Zubchevich, upon receiving his MBA from the University of Rhode Island, joined Manufactures Hanover Trust Company's International Banking Sector. By his departure, Mr. Zubchevich was Vice President in charge of Corporate and Sovereign Lending for the Gulf Region of the Middle East.

Mr. Zubchevich moved the operations of York and the Gryphon Group to Palm Beach, Florida in September of 2003. He was the controlling shareholder of SecureCare Technologies, Inc. (SCUCD: OTC BB), a healthcare IT Solutions Company which he funded ($7 million approximately) and has taken it through a bankruptcy reorganization from which it successfully emerged on Dec. 15, 2003. He was also a co-owner and Investment banker to Zestra Laboratories, Inc., a South Carolina emerging growth Company with products in women's healthcare. Mr. Zubchevich, through Gryphon, arranged a $6.0 million capital infusion in the US and $4.5 million internationally into Zestra Laboratories, Inc. and has taken it from an owner operated entity with relatively little Internet sales and on the verge of bankruptcy into a company with nearly 40,000 points of distribution, a core management team, highly visible clinical and another $6.0 million in capital. Because of the importance of Zestra and the success he has had in growing the Company and the fiduciary commitment he has made to the investors in Zestra, Mr. Zubchevich had agreed set aside his investment banking business to be its CEO.

In 2008, Mr Zubchevich and a partner started a new venture, Diabetica Research Solutions, Inc. in Florida and created the only diabetic energy formula, Restore Energy. The product was placed in 20,000 stores in the US and sold to foreign countries, mainly Asia in less than a year after marketing began. The collapse of the housing market placed a major capital on company.

In 2014-2016 Mr. Zubchevich established, Flag Plastics in Florida and capitalized it with $1.2 million. Flag collected near 50,000 tons of used LDPE plastic used in Florida farming. Cleaned and processed it for sale mainly to Asia for recycling.

For the past 3 years, Mr. Zubchevich has been focused on building iMorph Technologies.